(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-11303 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SYNBIOTICS CORPORATION

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

11011 Via Frontera

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

San Diego, California 92127

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

*—See explanation in Part III below.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our primary independent accountants have not received the audit report and audit work papers related to the audit of the financials statements for the year ended December 31, 2003, of our wholly-owned subsidiary, Synbiotics Europe SAS, located in Lyon, France. As a result, our primary independent accountants have not been able to review the audit work papers and perform the audit review procedures necessary to allow them to issue their audit opinion related to our consolidated financial statements for the year ended December 31, 2003. It is our understanding that the independent accountants responsible for the audit of the financial statements of Synbiotics Europe SAS are in the process of finalizing their audit procedures, and that they will shortly be forwarding their audit opinion and audit work papers to our primary independent accountants.

It is our belief that we will be able to file our the completed Form 10-K by April 14, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith A. Butler ____________________________________ (Name)	(858) _____________________ (Area Code)	451-3771 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We reported a net loss of $14,401,000 in 2002, and we anticipate a net income of approximately $1,100,000 in 2003. The significant differences in our results of operations are a decrease in net sales during 2003 of $2,557,000, offset by: 1) impairment losses during 2002 totaling $10,633,000 related to our goodwill, and there were no such impairment losses in 2003; 2) the non-recurrence of $3,682,000 of retention bonuses that became payable in the first quarter of 2002; and 3) a cost reduction program, including reductions in headcount, that was implemented at the end of the third quarter of 2002.

SYNBIOTICS CORPORATION

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2004	/s/ Keith A. Butler

Keith A. Butler Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

March 31, 2004

Mr. Keith A. Butler

Vice President-Finance, Chief Financial Officer

Synbiotics Corporation

11011 Via Frontera

San Diego, California 92127

Dear Mr. Butler:

You have furnished us with a copy of your “Notification of Late Filing” on 12b-25 dated March 31, 2004.

We are in agreement with the comments under Part III of the form with respect to our inability to furnish our report on the financial statements of Synbiotics Corporation on or before the date the Form 10-K of Synbiotics Corporation for the year ended December 31, 2003 is required to be filed because the independent accountants responsible for the audit of your wholly-owned subsidiary, Synbiotics Europe SAS, have not furnished their audit workpapers for our review.

Very truly yours,

LEVITZ, ZACKS & CICERIC

Certified Public Accountants

/s/    LEVITZ, ZACKS & CICERIC